WAL★MART
ME[redacted]

FILE N°
82-4609

RECEIVED
2006 APR 19 A 10:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 12, 200 06012672

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- The consolidated financial statements for the first quarter 2006.
- Press release reports results for the first quarter 2006 and March 2006 sales.
- Press release of informs the result of dividend payment.
- Report on share repurchase for March 2006.

Sincerely,

PROCESSED
APR 19 2006
THOMSON FINANCIAL

Jorge Muñoz Lopez
Accounting Director

4/19

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

BALANCE SHEETS

FILE N° 82-4609

AT MARCH 31 OF 2006 AND 2005 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	82,082,236	100	73,838,378	100
s02	CURRENT ASSETS	27,763,964	34	26,008,951	35
s03	CASH AND SHORT-TERM INVESTMENTS	11,050,816	13	12,195,649	17
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	550,436	1	461,763	1
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,062,524	3	1,222,051	2
s06	INVENTORIES	13,668,055	17	11,826,870	16
s07	OTHER CURRENT ASSETS	432,133	1	302,618	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	54,318,272	66	47,829,427	65
s13	LAND AND BUILDINGS	53,166,759	65	46,930,292	64
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	19,739,077	24	18,495,102	25
s16	ACCUMULATED DEPRECIATION	20,358,963	25	18,528,025	25
s17	CONSTRUCTION IN PROGRESS	1,771,399	2	932,058	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	32,022,882	100	24,507,258	100
s21	CURRENT LIABILITIES	25,929,846	81	19,290,106	79
s22	SUPPLIERS	17,734,028	55	14,736,559	60
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	1,378,577	4	1,175,973	5
s26	OTHER CURRENT LIABILITIES	6,817,241	21	3,377,574	14
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	6,093,036	19	5,217,152	21
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	50,059,354	100	49,331,120	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	50,059,354	100	49,331,120	100
s36	CONTRIBUTED CAPITAL	16,423,364	33	17,268,027	35
s79	CAPITAL STOCK	16,887,779	34	17,314,325	35
s39	PREMIUM ON SALES OF SHARES	(464,415)	(1)	(46,298)	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	33,635,990	67	32,063,093	65
s42	RETAINED EARNINGS AND CAPITAL RESERVES	44,090,158	88	42,133,527	85
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(10,454,168)	(21)	(10,070,434)	(20)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

BALANCE SHEETS

FILE N° 82-4609

BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	11,050,816	100	12,195,649	100
s46	CASH	50,926	0	54,911	0
s47	SHORT-TERM INVESTMENTS	10,999,890	100	12,140,738	100
s07	OTHER CURRENT ASSETS	432,133	100	302,618	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	432,133	100	302,618	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	25,929,846	100	19,290,106	100
s52	FOREIGN CURRENCY LIABILITIES	1,359,335	5	1,063,955	6
s53	MEXICAN PESOS LIABILITIES	24,570,511	95	18,226,151	94
s26	OTHER CURRENT LIABILITIES	6,817,241	100	3,377,574	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	6,817,241	100	3,377,574	100
s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	6,093,036	100	5,217,152	100
s66	DEFERRED TAXES	4,396,083	72	5,046,449	97
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	34,372	1	34,168	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	1,662,581	27	136,535	3
s79	CAPITAL STOCK	16,887,779	100	17,314,325	100
s37	CAPITAL STOCK (NOMINAL)	8,800,491	52	9,023,347	52
s38	RESTATEMENT OF CAPITAL STOCK	8,087,288	48	8,290,978	48

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

BALANCE SHEETS

FILE N° 82-4609

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	44,090,158	100	42,133,527	100
s93	LEGAL RESERVE	3,384,494	8	3,015,820	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	38,273,188	87	37,200,890	88
s45	NET INCOME FOR THE YEAR	2,432,476	6	1,916,817	5
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(10,454,168)	100	(10,070,434)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(10,454,168)	100	(10,070,434)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	1,834,118	6,718,845
s73	PENSIONS AND SENIORITY PREMIUMS	229,467	200,168
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	129,817	112,294
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	8,621,223,770	4,419,770,035
s78	REPURCHASED SHARES (*)	24,692,500	3,950,000
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	42,157,503	100	37,343,091	100
r02	COST OF SALES	33,169,051	79	29,492,278	79
r03	GROSS PROFIT	8,988,452	21	7,850,813	21
r04	OPERATING EXPENSES	5,856,968	14	5,418,297	15
r05	OPERATING INCOME	3,131,484	7	2,432,516	7
r06	INTEGRAL FINANCING COST	(382,512)	(1)	(345,115)	(1)
r07	INCOME AFTER INTEGRAL FINANCING COST	3,513,996	8	2,777,631	7
r08	OTHER EXPENSE AND INCOME (NET)	87,972	0	39,321	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,426,024	8	2,738,310	7
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	993,548	2	821,493	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	2,432,476	6	1,916,817	5
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,432,476	6	1,916,817	5
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,432,476	6	1,916,817	5
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	2,432,476	6	1,916,817	5
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	2,432,476	6	1,916,817	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

FILE N° 82-4609

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	42,157,503	100	37,343,091	100
r21	DOMESTIC	42,157,503	100	37,343,091	100
r22	FOREIGN	0	0	0	0
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r06	INTEGRAL FINANCING COST	(382,512)	100	(345,115)	100
r24	INTEREST EXPENSE	0	0	0	0
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	17,036	(4)	0	0
r26	INTEREST INCOME	289,355	(76)	280,547	(81)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(34,278)	9	(24,665)	7
r28	RESULT FROM MONETARY POSITION	(75,915)	20	(39,903)	12
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	993,548	100	821,493	100
r32	INCOME TAX	1,088,224	110	917,970	112
r33	DEFERRED INCOME TAX	(105,649)	(11)	(107,728)	(13)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	10,973	1	11,251	1
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 1 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

FILE N° 82-4609

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	1	1
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	171,271,870	150,508,675
r39	OPERATING INCOME (**)	13,063,966	10,460,763
r40	NET INCOME OF MAJORITY INTEREST (**)	10,065,374	8,662,587
r41	NET CONSOLIDATED INCOME (**)	10,065,374	8,662,587
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	773,596	774,801

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

FILE N°
82-4609

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	42,157,503	100	37,343,091	100
rt02	COST OF SALES	33,169,051	79	29,492,278	79
rt03	GROSS PROFIT	8,988,452	21	7,850,813	21
rt04	OPERATING EXPENSES	5,856,968	14	5,418,297	15
rt05	OPERATING INCOME	3,131,484	7	2,432,516	7
rt06	INTEGRAL FINANCING COST	(382,512)	(1)	(345,115)	(1)
rt07	INCOME AFTER INTEGRAL FINANCING COST	3,513,996	8	2,777,631	7
rt08	OTHER EXPENSE AND INCOME (NET)	87,972	0	39,321	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,426,024	8	2,738,310	7
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	993,548	2	821,493	2
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	2,432,476	6	1,916,817	5
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,432,476	6	1,916,817	5
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,432,476	6	1,916,817	5
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,432,476	6	1,916,817	5
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	2,432,476	6	1,916,817	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

WAL - MART DE MEXICO, S.A. DE C.V. BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	42,157,503	100	37,343,091	100
rt21	DOMESTIC	42,157,503	100	37,343,091	100
rt22	FOREIGN	0	0	0	0
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt06	INTEGRAL FINANCING COST	(382,512)	100	(345,115)	100
rt24	INTEREST EXPENSE	0	0	0	0
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	17,036	(4)	0	0
rt26	INTEREST INCOME	289,355	(76)	280,547	(81)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(34,278)	9	(24,665)	7
rt28	RESULT FROM MONETARY POSITION	(75,915)	20	(39,903)	12
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	993,548	100	821,493	100
rt32	INCOME TAX	1,088,224	110	917,970	112
rt33	DEFERRED INCOME TAX	(105,649)	(11)	(107,728)	(13)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	10,973	1	11,251	1
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

FILE Nº 82-4609

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	773,596	774,801

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 1 | YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005
(Thousands of Mexican Pesos)

FILE N° 82-4609

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	2,432,476	1,916,817
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	670,178	658,882
c03	RESOURCES FROM NET INCOME FOR THE YEAR	3,102,654	2,575,699
c04	RESOURCES PROVIDED OR USED IN OPERATION	(3,898,553)	(963,174)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(795,899)	1,612,525
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	84,092	(5,790)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(726,976)	(222,409)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(642,884)	(228,199)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,794,710)	(1,535,656)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(3,233,493)	(151,330)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	14,284,309	12,346,979
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	11,050,816	12,195,649

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 1 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

FILE N° 82-4609

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	670,178	658,882
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	773,596	774,801
c41	+ (-) OTHER ITEMS	(103,418)	(115,919)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(3,898,553)	(963,174)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	38,788	338,894
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	508,207	567,583
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	66,546	63,592
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(2,873,281)	(1,957,614)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,638,813)	24,371
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	84,092	(5,790)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	84,092	(5,790)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(726,976)	(222,409)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(48,307)	(20,790)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(678,669)	(201,619)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,794,710)	(1,535,656)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,465,711)	(1,023,753)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	282,923	66,478
c39	+ (-) OTHER ITEMS	(611,922)	(578,381)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX QUARTER: 1 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.16		$	0.97	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	1.16		$	0.97	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	5.81		$	11.16	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.63	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		4.95	veces		3.63	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE		24.88	veces		20.88	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR:**2006**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	5.76	%	5.13	%
p02	NET INCOME TO STOCK HOLDERS' EQUITY (**)	20.10	%	17.56	%
p03	NET INCOME TO TOTAL ASSETS (**)	12.26	%	11.73	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	6.73	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	3.12	%	2.08	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	2.08	times	2.03	times
p07	NET SALES TO FIXED ASSETS (**)	3.15	times	3.14	times
p08	INVENTORIES TURNOVER (**)	9.87	times	9.70	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1.02	days	0.96	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	39.01	%	33.19	%
p12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.63	times	0.49	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.24	%	4.34	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
p15	OPERATING INCOME TO INTEREST PAID	0.00	times	0.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	5.34	times	6.14	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.07	%	1.34	%
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.54	times	0.73	times
p19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.86	%	1.06	%
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	42.61	%	63.22	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	7.35	times	6.89	times
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(9.24)	times	(2.57)	times
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00	%	0.00	%
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(13.08)	%	2.53	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	113.08	times	97.46	times
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	81.66	times	66.66	times

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NOTE 1 - PREMIUM ON SALES OF SHARES

s39: THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM PREMIUM ON SALES OF SHARES, THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - CHARACTERISTICS OF THE SHARES

s77: WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

NOTE 3 - REPURCHASE OF SHARES:

s80: REPURCHASE OF SHARES AUTHORIZED AMOUNT AS OF MARCH 31, 2006 IS AS FOLLOWS:

AUTHORIZED AMOUNT	Ps. 8,000,000
REPURCHASE OF SHARE REDUCED OF CAPITAL STOCK	(48,307)
REPURCHASE OF SHARE REDUCED OF RETAINED EARNINGS	(678,669)
	PS. 7,273,024

NOTE 4 BREAKDOWN OF MAIN CONCEPTS OF THE STATEMENT OF CHANGES IN FINANCIAL POSITION

c39: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INVESMENT ACTIVITIES, IN THE QUARTER OF PRESENT FINANCIAL YEAR INCLUDE THE INVESTMENT OF THE CAPITAL LEASES FOR THE RENTAL OF REAL STATE, ALSO INCLUDE THE EMPLOYEE STOCK OPTION PLAN FUND IN BOTH YEARS.

c42: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE LIABILITIES FOR CAPITAL LEASE.

c43: OTHER ITEMS OF THE RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE THE REPURCHASE OF OWN SHARES APPLIED AGAINST RETAINED EARNINGS.

NOTE 5 - MEMBERSHIP INCOME

r01: THE EARNED INCOME IS PRESENTED UNDER A SPECIFIC HEADING AFTER NET SALES IN THE STATEMENTS OF INCOME. THE CURRENT EMISNET PAGE STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT IS PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX 11 SALES DISTRIBUTION BY PRODUCT.

NOTE 6 - DATA PER SHARE

d01: FIRST QUARTER 2005 WAS MADE COMPARABLE WITH FIRST QUARTER 2006, CONSIDERING SHARES SPLIT.

d08: SINCE IS NOT POSSIBLE TO CAPTURE IN THE BOOK VALUE PER SHARE REFERENCE, FOR LAST YEAR THE AMOUNT MUST BE Ps. 0.58 PESOS TO MADE IT COMPARABLE WITH THIS INFORMATION.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

d09: THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE THE LAST QUARTER, IS PRESENTED TO NOMINAL VALUE.

NOTE 7 - RATIOS CONSOLIDATED

SINCE THE EMISNET PAGE CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
YIELD				
p02:	NET INCOME TO STOCK HOLDERS EQUITY	(**)	19.99%	18.36%
p03:	NET INCOME TO TOTAL ASSETS	(**)	12.80%	12.03%
ACTIVITY				
p06:	NET SALES TO TOTAL ASSETS	(**)	2.18 TIMES	2.09 TIMES
p07:	NET SALES TO FIXED ASSETS	(**)	3.36 TIMES	3.21 TIMES
LEVERAGE				
p16:	NET SALES TO TOTAL LIABILITIES	(**)	6.06 TIMES	6.07 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

DURING THE 1ST QUARTER, TOTAL WALMEX SALES SUMMED $41,986 MILLION PESOS, $4,805 MILLION PESOS HIGHER THAN LAST YEAR, THUS AN INCREASE OF 17.1% IN NOMINAL TERMS AND 12.9% IN REAL TERMS, THAT IS, AFTER ADJUSTING FOR INFLATION. COMP STORES SALES GREW IN NOMINAL TERMS 7.6% AND 3.8% IN REAL TERMS COMPARED TO LAST YEARS RESULTS.

THE NUMBER OF CUSTOMERS ATTENDED IN OUR STORES INCREASED 13.4% REGARDING LAST YEARS FIGURES. THE AVERAGE TICKET DECREASED 0.6%.

GROSS MARGIN WAS 21.3%, 30 BASIS POINTS HIGHER THAN 2005. IN MONETARY TERMS, GROSS PROFIT WAS 14% HIGHER THAN LAST YEAR.

OPERATING EXPENSES REPRESENT 13.9% OF TOTAL REVENUES, 60 BASE-POINT BELOW RESULTS FOR 2005. OPERATING INCOME GREW 29% THUS REPRESENTING 7.4% OF TOTAL REVENUES.

EBITDA, WHEN COMPARED TO THE PREVIOUS YEAR, GREW 22% IN REAL TERMS, WHICH IS 9.3% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME FOR THE JANUARY-MARCH PERIOD TOTALED $2,432 MILLION PESOS, WHICH REPRESENTS 5.8% OF TOTAL REVENUES FOR THE PERIOD YEAR, AND 27% IN REAL GROWTH OVER THE PREVIOUS YEAR.

REGARDING THE EXPANSION PROGRAM ANNOUNCED ON OUR LAST SHAREHOLDERS MEETING, AS OF TODAY WE HAVE OPENED 13 NEW STORES: 8 BODEGAS AURRERA, 1 SAMS CLUB, 1 SUBURBIA STORE AND 3 RESTAURANTS. CONSIDERING THESE OPENINGS, ON A TWELVE MONTH BASIS, WE HAVE A 16.7% INCREASE IN SELF-SERVICE INSTALLED CAPACITY AND 5.8% IN RESTAURANT SEATING.

AS OF MARCH 31, 2006, CASH ON HAND FOR THE COMPANY AMOUNTED TO $11,051 MILLION PESOS, AFTER HAVING INVESTED DURING THIS 1ST QUARTER $1,466 MILLION PESOS IN FIXED ASSETS AND PAID $727 MILLION PESOS FOR THE REPURCHASE OF 24.7 MILLION SHARES.

MEXICO CITY, APRIL 7, 2006

EDUARDO SOLORZANO
PRESIDENT & CEO

1 - SIGNIFICANT ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT MARCH 31, 2006, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES ARE DESCRIBED BELOW:

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL-MART DE MEXICO, S.A. DE C.V. (WALMEX OR THE COMPANY) AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

B. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10, INCLUDED IN FINANCIAL INFORMATION STANDARDS (NIFs).

C. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH NIFs REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

D. CASH EQUIVALENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

E. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE THEM.

F. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD AS DESCRIBED IN NOTE 3.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

THE COMPANY CLASSIFIES ITS OPERATING AND CAPITAL LEASES FOR THE RENTAL OF PROPERTY FOLLOWING THE GUIDELINES ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN D-5, LEASES, INCLUDED IN NIFs.

G. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS AT THE PREVAILING EXCHANGE RATE AS OF THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

H. DEFERRED INCOME TAX IS RECOGNIZED ON BASICALLY ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE AT THE TIME THE DIFFERENCES ARE EXPECTED TO REVERSE.

CURRENT YEAR EMPLOYEE PROFIT SHARING IS EXPENSED AS INCURRED AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

I. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES IN TERMS OF MEXICAN LABOR LAW ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON INDEPENDENT ACTUARIAL COMPUTATIONS.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH, IN TERMS OF MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

J. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO NET MONETARY ASSETS AND LIBILITIES DURING THE PERIOD.

K. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

L. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE COST OF THE SHARES, RESTATED BASED ON THE NCPI, AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

M. COMPREHENSIVE INCOME CONSISTS OF THE CURRENT PERIOD NET INCOME PLUS THE CURRENT YEAR RESTATEMENT.

N. SALES REVENUES ARE RECOGNIZED AT THE TIME CUSTOMER TAKES POSSESSION OF MERCHANDISE.

REVENUES FROM THE SALES OF SAMS CLUB MEMBERSHIP CARDS ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP.

O. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5 INCLUDED IN NIFs.

P. IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THE DISPOSAL OF SUCH ASSETS ARE RECORDED BY CALCULATING THE PRESENT VALUE OF ESTIMATED FUTURE CASH FLOWS TO DETERMINE THE VALUE IN USE OF EACH ASSETS, CONSIDERING EACH OF THE COMPANYs STORES AND RESTAURANT AS MINIMUM CASH-GENERATING UNIT.

NOTE 2 -ACCOUNTS AND NOTES RECEIVABLE (NET) AND OTHER ACCOUNTS AND NOTES RECEIVABLE (NET):

THE BALANCE OF THESE ACCOUNTS AT MARCH 31, 2006, IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 351,646.

OTHER ACCOUNTS AND NOTES RECEIVABLE INCLUDE TAXES RECOVERY OF PS.1,849,782.

FILE N° 82-4609

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT - NET:

MEXICAN ACCOUNTING BULLETIN B-10 SPECIFIES THAT PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

AT MARCH 31, 2006, AN ANALYSIS OF PROPERTY AND EQUIPMENT IS AS FOLLOWS:

	AMOUNT
LAND	PS. 18,467,530
BUILDINGS, FACILITIES AND LEASEHOLD IMPROVEMENTS	34,699,229
PROPERTY	53,166,759
FIXTURES AND EQUIPMENT	19,736,077
ACCUMULATED DEPRECIATION	(20,358,963)
CONSTRUCTION IN PROGRESS	1,771,399
PROPERTY AND EQUIPMENT - NET	PS. 54,318,272

AT MARCH 31, 2006, THE PROPERTY AND EQUIPMENT CAPTION INCLUDES PS.2,826,754 FOR PROPERTY ACQUIRED UNDER CAPITAL LEASES; THE RELATED ACCUMULATED AMORTIZATION IS PS. 891,302.

PROPERTY RENTAL EXPENSE CHARGED TO RESULTS OF OPERATIONS DURING THE THREE-MONTH PERIOD ENDING ON MARCH 31, 2006 WAS PS. 303,698.

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTINGENT LIABILITY:

AS OF MARCH 31, 2006, THERE ARE NOT CONTINGENT LIABILITIES.

NOTE 6 - LONG-TERM OTHER LIABILITIES:

THE COMPANY HAS ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF REAL STATE. SUCH LEASES ARE RECORDED AT THE LESSER OF EITHER THE PRESENT VALUE OF MINIMUM RENTAL PAYMENTS OR THE MARKET VALUE OF THE PROPERTY UNDER LEASE AND ARE AMORTIZED OVER THE USEFUL LIFE OF EACH PROPERTY (UP TO 33 YEARS).

THE COMPANY HAS ALSO ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF RESIDUAL WATER TREATMENT PLANTS USED TO MEET ENVIRONMENTAL PROTECTION STANDARDS. SUCH LEASES ARE FOR TERMS OF 4.5 YEARS.

THE LIABILITY RECORDED FOR SUCH LEASES IS PS. 1,662,581.

AN ANAYSIS OF FUTURE MINIMUM COMPULSORY PAYMENTS UNDER CAPITAL LEASES OVER THE NEXT 5 YEARS IS AS FOLLOWS:

YEAR	AMOUNT
2007	PS. 155,517
2008	PS. 160,184
2009	PS. 118,690
2010	PS. 116,829
2011	PS. 109,430

RELATED PAYMENTS MADE IN 2007 ARE PRESENTED AS PART OF OTHER CURRENT LIABILITIES.

NOTE 7 - INCOME TAX AND EMPLOYEE PROFIT SHARING:

THE COMPANY AND ITS SUBSIDIARIES HAVE BEEN AUTHORIZED BY THE MINISTRY OF FINANCE AND PUBLIC CREDIT TO DETERMINE THEIR TAX RESULTS ON A CONSOLIDATED BASIS.

AN ANALYSIS OF DEFERRED TAX LIABILITIES (ASSETS) DERIVED FROM TEMPORARY DIFFERENCES IS AS FOLLOWS:

	AMOUNT
PROPERTY AND EQUIPMENT	PS. 3,385,209
INVENTORIES	1,991,493
OTHER ITEMS - NET	(980,619)
TOTAL	PS. 4,396,083

ON MARCH 31, 2006, THE CORPORATE INCOME TAX RATE IS 29%. IN ACCORDANCE THE INCOME TAX LAW, THE CORPORATE INCOME TAX RATE WILL BE 28% AS OF 2007.

IN CONFORMITY WITH MEXICAN ACCOUNTING BULLETIN D-4, AT MARCH 31, 2006, DEFERRED TAXES ARE RECOGNIZED ON BASICALLY ALL TEMPORARY DIFERENCES USING THE ENACTED INCOME TAX RATE AT THE TIME THE DIFFERENCES ARE EXPECTED TO REVERSE.

CURRENT YEAR INCOME TAX FOR 2006 INCLUDES TAXABLE INVENTORIES FOR THE YEAR HELD AT DECEMBER 31, 2004, SINCE THE COMPANY TOOK THE OPTION EXTENDED UNDER THE INCOME TAX LAW OF DEFERRING INCOME TAX ON INVENTORIES HELD AT THE END OF EACH YEAR SO AS TO SUBSEQUENTLY DEDUCT COST OF SALES.

AT MARCH 31, 2006, THE COMPANY HAS ACCRUED TAX LOSS CARRYFORWARDS FOR PS.58,876, WHICH CAN BE AMORTIZED, IN ACCORDANCE WITH THE INCOME TAX LAW, AGAINST TAX PROFITS GENERATED THROUGH 2009.

NOTE 8 - SENIORITY PREMIUMS:

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES TO WHICH WORKERS MAKE NO CONTRIBUTIONS. THE BENEFITS ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD.

NOTE 9 - SHAREHOLDERs EQUITY:

	NOMINAL VALUE	RESTATEMENT	TOTAL
SHARES PLAN FUND	PS.(2,464,482)	PS.(191,041)	PS.(2,655,523)
PREMIUM ON SALES OF SHARES	791,623	1,399,485	2,191,108
PREMIUM ON SALES OF SHARES	PS.(1,672,859)	PS. 1,208,444	PS. (464,415)
LEGAL RESERVE	PS. 1,876,967	PS. 1,507,527	PS. 3,384,494
RETAINED EARNINGS	27,256,265	11,016,923	38,273,188
NET INCOME FOR THE YEAR	PS. 2,428,998	PS. 3,478	PS. 2,432,476
RETAINED EARNINGS AND CAPITAL RESERVES	PS.31,562,230	PS.12,527,928	PS.44,090,158

NOTE 10 - REPURCHASE OF SHARES:

DURING MONTH OF MARCH WALMEX REPURCHASED 24,692,500 OF ITS OWN SHARES; AS A RESULT OF THE SHARE REPURCHASES, HISTORICAL CAPITAL STOCK WAS REDUCED BY PS.25,206. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED AGAINS RETAINED EARNINGS.

NOTE 11 - AGREEMENTS REACHED AT THE BOARD OF DIRECTOR MEETING HELD ON FEBRUARY 9, 2006 AND REGULAR SHAREHOLDERS MEETING HELD ON FEBRUARY 28, 2006:

A. ON FEBRUARY 9, 2006 THE BOARD OF DIRECTOR AGREED TO HAVE A SPLIT OF TWO NEW SHARES FOR EACH EXISTING SHARE, THOSE THE CAPITAL STOCK OF THE COMPANY WILL BE REPRESENTED BY 8,645,916,270 SHARES. ON FEBRUARY 16, 2006 CURRENT TITLES WITH COUPON 43 WERE EXCHANGED FOR THE NEW TITLES. THE ISSUANCE OF THE NEW SHARES DOES NOT AFFECT THE CAPITAL STOCK.

B. REGULAR SHAREHOLDERs MEETING:

1. AUTHORIZATION OF A MAXIMUM AMOUNT TO BE USED IN 2006 TO REPURCHASE THE COMPANYs OWN SHARES OF PS. 8,000,000 (NOMINAL).

2. CANCELLATION OF 201,523,800 SERIES V SHARES DUE TO THE REPURCHASE OF THE COMPANYs OWN SHARES.

3. INCREASE IN THE LEGAL RESERVE OF PS. 368,124 (NOMINAL) THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS IS PS. 368,674.

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT PS. 0.38 NOMINAL PESOS OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON THE CLOSING MARKET PRICE OF THE SHARE ON MARCH 22, 2006 AND THE PS. 0.38 NOMINAL PESOS PER SHARE. SUCH DIVIDEND SHALL BE PAID ON APRIL 7,2006.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO PS.3,285,448 (NOMINAL). SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM OF 164,272,409 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

NOTE 12 - STOCK OPTION PLAN FUND

THE EMPLOYEE STOCK OPTION PLAN FUND CONSISTS OF 139,212,639 WALMEX SHARES, OF WHICH 122,663,021 SHARES HAVE BEEN PLACED IN A TRUST CREATED FOR SUCH PURPOSE. ALL EMPLOYEE STOCK OPTIONS ARE GRANTED TO EXECUTIVES AT A VALUE THAT IS NOT LESS THAN THE MARKET VALUE ON THE DATE OF GRANT.

COMPENSATION FOR THE COMPANYs EMPLOYEE STOCK OPTION PLAN IS MEASURED AND RECORDED FOLLOWING THE GUIDELINES OF INTERNATIONAL FINANCIAL REPORTING STANDARDS NO. 2, IN FORCE AS OF 2005, AS SUPPLEMENTARY GUIDANCE NIFs.

NOTE 13 - SEGMENT INFORMATION:

THE COMPANYs SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5, FINANCIAL INFORMATION BY SEGMENT. THE OTHERS SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS AND REAL ESTATE TRANSACTIONS WITH THIRD PARTIES.

AN ANALYSIS OF SEGMENT INFORMATION AT MARCH 31, 2006 IS AS FOLLOWS:

SEGMENT	NET SALES	OPERATING INCOME
SELF SERVICES	PS. 39,197,729	PS. 2,664,055
OTHER	2,959,774	467,429
CONSOLIDATED	PS. 42,157,503	PS. 3,131,484

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 14 - AUTHORIZATION OF FINANCIAL STATEMENTS:

THE FINANCIAL STATEMENTS AND ITS NOTES AT MARCH 31, 2006, WERE AUTHORIZED BY THE COMPANYs BOARD OF DIRECTORS IN MEETING HELD ON APRIL 6, 2006.

STOCK EXCHANGE CODE : WALMEX QUARTER. 1 YEAR. 2006
WAL - MART DE MEXICO, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

FILE N° 82-4609

CONSOLIDATED
Final Priting

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99
SUBURBIA	DEPARTMENT STORES	274,923	99.99
VIPS	RESTAURANTS	439,022	99.99
CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	512,379	99.99
REAL ESTATE	R.E. DEVELOPMENT	17,413,237	99.99

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

FILE N° 82-4609

CONSOLIDATED

Final Printing

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
SECURED														
COMMERCIAL BANKS														
OTHER														
TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 1 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE : WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER. 1 YEAR. 2006

CREDITS BREAK DOWN
(Thousand of Mexican Pesos)

FILE N° 82-4609

CONSOLIDATED
Final Priting

Credit Type / Institution			Amortization of Credits Denominated en Pesos (Thousands of $)						Amortization of Credits in Foreing Currency (Thousands of $)					
			Time interval						Time interval					
			Current Year	Untill 1 Year	Untill 2 Year	Untill 3 Year	Untill 4 Year	Untill 5 Year	Current Year	Untill 1 Year	Untill 2 Year	Untill 3 Year	Untill 4 Year	Untill 5 Year
SUPPLIERS														
SELF SERVICE STORE		0.00	15,704,498	0	0	0	0	0						
DEPARTAMENT STORE		0.00	705,501	0	0	0	0	0						
RESTAURANTS		0.00	175,656	0	0	0	0	0						
SELF SERVICE STORE		0.00							1,106,715	0	0	0	0	0
DEPARTAMENT STORE		0.00							41,401	0	0	0	0	0
RESTAURANTS		0.00							257	0	0	0	0	0
TOTAL SUPPLIERS			**16,585,655**	0	0	0	0	0	**1,148,373**	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTHER CURRENT LIAB.W/O COST.		0.00	6,606,279	0	0	0	0	0						
OTHER CURRENT LIAB.W/O COST.		0.00							210,962	0	0	0	0	0
TOTAL			**23,191,934**	**0**	**0**	**0**	**0**	**0**	**1,359,335**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

FILE N° 82-4609

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	228,530	2,485,030	0	0	2,485,030
LIABILITIES POSITION	125,008	1,359,335	0	0	1,359,335
SHORT-TERM LIABILITIES POSITION	125,008	1,359,335	0	0	1,359,335
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	103,522	1,125,695	0	0	1,125,695

NOTES

PS. 10.8740 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 1 | YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

RESULT FROM MONETARY POSITION

FILE N° 82-4609

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	20,033,161	29,126,529	(9,093,368)	0.59	(53,651)
FEBRUARY	17,655,130	23,963,215	(6,308,085)	0.15	(9,462)
MARCH	17,415,278	27,150,454	(9,735,176)	0.13	(12,656)
RESTATEMENT				0.00	(146)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(75,915)

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

NON - APPLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX | QUARTER: 1 | YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

FILE N° 82-4609

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE,	929,401	100.00
SELF-SERVICE WHOLESALES	MEMBRESHIP GENERAL MERCHANDISE	528,390	100.00
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE,	924,530	100.00
SUPERMARKETS	GROCERIES SALES AND FRESH	92,668	100.00
APPAREL STORES	APPAREL AND ACCESORY SALE	246,157	100.00
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN	69,176	100.00

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 1 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

MAIN RAW MATERIALS

FILE Nº 82-4609

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON - APPLY					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

FILE N° 82-4609

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
NET SALES	0	41,986,183	0.0		
OTHER INCOME	0	171,320	0.0		
FOREIGN SALES					
NON - APPLY	0	0	0.0		
TOTAL		42,157,503			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX

QUARTER: 1 YEAR: 2006

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
NON - APPLY	0	0			
FOREIGN SUBSIDIARIES					
NON - APPLY	0	0			
TOTAL		0			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

FILE N° 82-4609

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
V	0.0000	44	1,059,470,680	7,561,753,090	0	8,621,223,770	1,081,501	7,718,990
TOTAL			1,059,470,680	7,561,753,090	0	8,621,223,770	1,081,501	7,718,990

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 8,621,223,770

NOTES

PROJECT'S, AMOUNT EXERCISED AND PROGRESS
PERCENTAGE

FILE N°
82-4609

CONSOLIDATED
Final Printing

OUR EXPANSION PROGRAM FOR THE FOLLOWING 9 MONTHS INCLUDES THE OPENING OF 107 UNITS, HAVING 9% PROGRESS THUS FAR. AS OF MARCH 31 2006, PS.942,664 HAVE BEEN USED FOR THESE UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE : WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER. 1 YEAR. 2006

INFORMATION RELATED TO BULLETIN B-15
(FOREING CURRENCY TRANSLATION)

CONSOLIDATED
Final Printing

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 10.8740 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
ASSETS	US$ 228,530	PS. 2,485,030
SUPPLIERS	US$ 105,607	PS. 1,148,373
OTHER CURRENT LIABILITIES	US$ 19,401	PS. 210,962

DURING JANUARY - MARCH 2006, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS.34,278 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

FILE N°
82-4609

WAL★MART®

MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RESULTS FOR THE FIRST QUARTER 2006 AND MARCH 2006 SALES

Mexico City, April 7, 2006

Today, Wal-Mart de Mexico (WALMEX) reported financial results for the first quarter 2006. As a result of a 17.1% increase in sales over the previous year, 12.9% in real terms, once the period's inflation is accounted for, a higher gross margin and a lower level of operating expenses, operating income increased 29% in real terms versus the level achieved in 2005. EBITDA for the quarter amounted to $3,905 million pesos and represented 9.3% of total revenues, a growth in real terms of 22% over last year's levels.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 3.8% in real terms compared to last year's level.

Regarding results achieved by the Company, Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "Our Company achieved excellent results during this first quarter. It is important to highlight the growth in comp store sales of 2.3% for March, even though March last year recorded a 9.5% growth due to the Easter effect, that last year was in March and this year will be in April. I would like also to highlight the reduction of operating expenses as a percentage of total income, as well as the 30% real increase in earnings per share for the quarter".

Main figures are:

First Quarter (January – March)

	2006		2005		Growth %	
	M$ Millions	*%*	*M$ Millions*	*%*	*Nominal*	*After inflation*
Net Sales	41,986		37,181		17	13
Other Income	171		162		10	6
Total Revenues	42,157	100.0	37,343	100.0	**17**	**13**
Cost of Sales	33,169	78.7	29,492	79.0	17	12
Gross Profit	8,988	21.3	7,851	21.0	19	14
Operating Expenses	5,857	13.9	5,419	14.5	12	8
Operating Income	3,131	7.4	2,432	6.5	**34**	**29**
EBITDA	3,905	9.3	3,207	8.6	**26**	**22**
Net Income	2,432	5.8	1,917	5.1	**32**	**27**
EPS for the quarter (in pesos)	0.281		0.217		**35**	**30**

The Company's cash position as of March 31, 2006 was $11,051 million pesos, equivalent to $1,016 million dollars.

March 2006 Sales:

During the month of March 2006, sales were $13,994 million pesos. This figure represents a 15.4% increase over sales reported the same month last year, and a 11.6% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 5.8%, and of 2.3% in real terms compared to the same month of 2005.

FILE N°
82-4609

Real Growth

	March		January – March	
	2006	2005	2006	2005
Total sales growth (%)	11.6	17.1	12.9	12.4
Comparable sales growth (%)	2.3	9.5	3.8	5.4

Considering the five-week period from February 25 to March 31, 2006 that compares with the five-week period ending April 1, 2005, as well as the thirteen-week period from December 31, 2005 to March 31, 2006 and that compares with the thirteen-week period that ended April 1, 2005, sales growth was as follows:

Real Growth

	4 weeks		13 weeks	
	2006	2005	2006	2005
Total sales growth (%)	10.7	15.5	13.8	13.7
Comparable sales growth (%)	1.4	8.0	4.5	6.5

Openings during the month of March:

We opened four Bodegas Aurrera in Merida, Yucatan, Minatitlan, Veracruz, San Luis Potosi, SLP and San Juan de los Lagos, Jalisco, and two restaurants in Mexico City and in Acapulco, Guerrero. Addittionally, during April we have opened one Suburbia in Cancun, Quintana Roo.

Installed Capacity as of March 31, 2005:

	Sales area	
FORMAT	**Sq.ft.**	**M2**
Bodega	10,003,975	929,401
Sam's Club	5,687,584	528,390
Wal-Mart Supercenter	9,951,546	924,530
Superama	997,472	92,668
Suburbia	2,649,687	246,157
	Seats	
Restaurants	69,176	

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 797 units, broken down as follows:

- 211 Bodegas Aurrera
- 70 Sam's Clubs
- 105 Wal-Mart Supercenters
- 55 Superamas
- 55 Suburbias
- 301 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
Thousands of Mexican pesos with purchasing power at March 31, 2006

	March 31,			
	2006		2005	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	11,050,816	Ps.	12,195,649
Accounts receivable - net		2,612,960		1,683,814
Inventories		13,668,055		11,826,870
Prepaid expenses		432,133		302,618
Total current assets		27,763,964		26,008,951
Property and equipment - net		54,318,272		47,829,427
Total assets	Ps.	82,082,236	Ps.	73,838,378
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	17,734,028	Ps.	14,736,559
Other accounts payable		8,195,818		4,553,547
Total current liabilities		25,929,846		19,290,106
Long-term other liabilities		1,662,581		136,535
Deferred income tax		4,396,083		5,046,449
Seniority premiums		34,372		34,168
Total liabilities		32,022,882		24,507,258
Shareholders' equity:				
Capital stock		16,887,779		17,314,325
Legal reserve		3,384,494		3,015,820
Retained earnings		40,705,664		39,117,706
Accumulated result of restatement		(10,454,168)		(10,070,434)
Premium on sale of shares		2,191,108		2,186,099
Employee stock option plan fund		(2,655,523)		(2,232,396)
Total shareholders' equity		50,059,354		49,331,120
Total liabilities and shareholders' equity	Ps.	82,082,236	Ps.	73,838,378

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos with purchasing power at March 31, 2006

	Three-month period ended March 31,			
	2006		2005	
Net sales	Ps.	41,986,183	Ps.	37,181,146
Other income		171,320		161,945
Total revenues		42,157,503		37,343,091
Cost of sales		(33,169,051)		(29,492,278)
Gross profit		8,988,452		7,850,813
Operating expenses		(5,856,968)		(5,418,297)
Operating income		3,131,484		2,432,516
Comprehensive financing income:				
Financial income - net		272,319		280,547
Exchange gain		34,278		24,665
Monetary position gain		75,915		39,903
		382,512		345,115
Other expenses - net		(87,972)		(39,321)
Income before income tax and employee profit sharing		3,426,024		2,738,310
Income tax and employee profit sharing		(993,548)		(821,493)
Net income	Ps.	2,432,476	Ps.	1,916,817
Earnings per share (last 12 months)	Ps.	1.156	Ps.	0.971

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos with purchasing power at March 31, 2006

	Three-month period ended March 31,	
	2006	2005
Operating activities		
Net income	Ps. 2,432,476	Ps. 1,916,817
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	773,596	774,801
Seniority premiums	9,363	7,939
Deferred income tax	(112,781)	(123,858)
	3,102,654	2,575,699
Changes in:		
Accounts receivable	38,788	338,894
Inventories	508,207	567,583
Prepaid expenses	66,546	63,592
Accounts payable to suppliers	(2,873,281)	(1,957,614)
Other accounts payable	(1,638,813)	24,371
Resources (used in) provided by operating activities	(795,899)	1,612,525
Financing activities		
Long-term other liabilities	84,092	(5,790)
Repurchase of shares	(726,976)	(222,409)
Resources used in financing activities	(642,884)	(228,199)
Investing activities		
Purchase of property and equipment	(1,465,711)	(1,023,753)
Sale and retirement of property and equipment	282,923	66,478
Property under capital lease	(70,041)	-
Employee stock option plan - net	(541,881)	(578,381)
Resources used in investing activities	(1,794,710)	(1,535,656)
Decrease in cash and cash equivalents	(3,233,493)	(151,330)
Cash and cash equivalents at beginning of the period	14,284,309	12,346,979
Cash and cash equivalents at end of the period	Ps. 11,050,816	Ps. 12,195,649

FILE N°
82-4609

WAL*MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE
SEIS AÑOS

WALMEX

Free translation, not to the letter

WAL-MART MEXICO INFORMS THE RESULT OF DIVIDEND PAYMENT

Mexico City, April 7, 2006

Wal-Mart de Mexico, S.A de C.V. (WALMEX), informs to shareholders and general public of the resulting payment of dividends that took place today, as per the agreement reached during the recent Shareholders' meeting held on February 28th. At said meeting, the decision reached was to allow each shareholder to opt for cash payment of $0.38 per share held, or to receive the payment in stock at a rate of one share for every 80.05 shares already owned.

In keeping with this, the owners of 6,393,694,149 shares expressed their decision to receive their dividend in stock, thus they will receive 79,871,198 Series V shares in stock.

In addition, as of today the company has repurchased 29,042,500 shares.

As a result, the total number of shares outstanding as of today amounts to 8,696,744,968 Series V shares in stock, thus representing the total capital stock for Wal-Mart de Mexico, S.A. de C.V.

Therefore, and pursuant to the tenth point in the agenda during the abovementioned Shareholders' Assembly, 84,401,211 shares that were neither subscribed nor delivered to shareholders are cancelled, as well as the proportional part of the increase in capital stock decreed during said Assembly meeting, thus complying with the payment of this dividend.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 797 units, broken down as follows:

211	Bodegas Aurrera
70	Sam's Clubs
105	Wal-Mart Supercenters
55	Superamas
55	Suburbias
301	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.suburbia.com.mx
www.sams.com.mx
www.vips.com.mx
www.superama.com.mx
www.tarjetawalmart.com.mx

Information About Company:

Corporate Affairs: Raul Argüelles Diaz Gonzalez, raul.arguelles@wal-mart.com, TEL. 53 87 92 41
Investor Relations: Mariana Rodriguez de Garcia, m.rodriguez@wal-mart.com, TEL. 52 83 02 89

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 31, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	24,192,500	8,621,723,770
31/03/2006	02967	BUY	500,000	28.841560	14,420,780	ACCIV	STOCK		24,692,500	8,621,223,770
								As of current report	24,692,500	8,621,223,770

Shareholders' equity amount	0
Capital stock amount	14,420,780

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,287,445,045	7,273,024,265

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 30, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	23,377,500	8,622,538,770
30/03/2006	02966	BUY	815,000	28.822265	23,490,146	ACCIV	STOCK		24,192,500	8,621,723,770
								As of current report	24,192,500	8,621,723,770

Shareholders' equity amount	0
Capital stock amount	23,490,146

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,310,935,191	7,287,445,045

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 29, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	22,417,500	8,623,498,770
29/03/2006	02965	BUY	960,000	28.705064	27,556,861	ACCIV	STOCK		23,377,500	8,622,538,770
								As of current report	23,377,500	8,622,538,770

Shareholders' equity amount	0
Capital stock amount	27,556,861

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,338,492,052	7,310,935,191

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 28, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	21,037,500	8,624,878,770
28/03/2006	02964	BUY	1,380,000	28.693352	39,596,826	ACCIV	STOCK		22,417,500	8,623,498,770
								As of current report	22,417,500	8,623,498,770

Shareholders' equity amount	0
Capital stock amount	39,596,826

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,378,088,878	7,338,492,052

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 27, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	20,287,500	8,625,628,770
27/03/2006	02963	BUY	750,000	29.304724	21,978,543	ACCIV	STOCK		21,037,500	8,624,878,770
								As of current report	21,037,500	8,624,878,770

Shareholders' equity amount	0
Capital stock amount	21,978,543

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,400,067,421	7,378,088,878

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 24, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	19,537,500	8,626,378,770
24/03/2006	02950	BUY	50,000	29.55	1,477,500	ACCIV	STOCK		19,587,500	8,626,328,770
24/03/2006	02951	BUY	100,500	29.60	2,974,800	ACCIV	STOCK		19,688,000	8,626,228,270
24/03/2006	02952	BUY	1,600	29.62	47,392	ACCIV	STOCK		19,689,600	8,626,226,670
24/03/2006	02953	BUY	100	29.64	2,964	ACCIV	STOCK		19,689,700	8,626,226,570
24/03/2006	02954	BUY	148,200	29.65	4,394,130	ACCIV	STOCK		19,837,900	8,626,078,370
24/03/2006	02955	BUY	59,500	29.66	1,764,770	ACCIV	STOCK		19,897,400	8,626,018,870
24/03/2006	02956	BUY	161,200	29.67	4,782,804	ACCIV	STOCK		20,058,600	8,625,857,670
24/03/2006	02957	BUY	43,600	29.70	1,294,920	ACCIV	STOCK		20,102,200	8,625,814,070
24/03/2006	02958	BUY	10,000	29.72	297,200	ACCIV	STOCK		20,112,200	8,625,804,070
24/03/2006	02959	BUY	86,900	29.75	2,585,275	ACCIV	STOCK		20,199,100	8,625,717,170
24/03/2006	02960	BUY	20,000	29.77	595,400	ACCIV	STOCK		20,219,100	8,625,697,170
24/03/2006	02961	BUY	4,200	29.79	125,118	ACCIV	STOCK		20,223,300	8,625,692,970
24/03/2006	02962	BUY	64,200	29.80	1,913,160	ACCIV	STOCK		20,287,500	8,625,628,770
								As of current report	20,287,500	8,625,628,770

Shareholders' equity amount	0
Capital stock amount	22,255,433

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,422,322,854	7,400,067,421

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 23, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	18,537,500	8,627,378,770
23/03/2006	02936	BUY	6,300	30.05	189,315	IXE	STOCK		18,543,800	8,627,372,470
23/03/2006	02937	BUY	42,400	30.06	1,274,544	IXE	STOCK		18,586,200	8,627,330,070
23/03/2006	02938	BUY	14,900	30.09	448,341	IXE	STOCK		18,601,100	8,627,315,170
23/03/2006	02939	BUY	389,400	30.10	11,720,940	IXE	STOCK		18,990,500	8,626,925,770
23/03/2006	02940	BUY	47,000	30.15	1,417,050	IXE	STOCK		19,037,500	8,626,878,770
23/03/2006	02941	BUY	79,500	30.20	2,400,900	IXE	STOCK		19,117,000	8,626,799,270
23/03/2006	02942	BUY	4,000	30.21	120,840	IXE	STOCK		19,121,000	8,626,795,270
23/03/2006	02943	BUY	30,900	30.25	934,725	IXE	STOCK		19,151,900	8,626,764,370
23/03/2006	02944	BUY	105,600	30.26	3,195,456	IXE	STOCK		19,257,500	8,626,658,770
23/03/2006	02945	BUY	230,100	30.34	6,981,234	IXE	STOCK		19,487,600	8,626,428,670
23/03/2006	02946	BUY	8,000	30.36	242,880	IXE	STOCK		19,495,600	8,626,420,670
23/03/2006	02947	BUY	15,600	30.38	473,928	IXE	STOCK		19,511,200	8,626,405,070
23/03/2006	02948	BUY	14,000	30.39	425,460	IXE	STOCK		19,525,200	8,626,391,070
23/03/2006	02949	BUY	12,300	30.40	373,920	IXE	STOCK		19,537,500	8,626,378,770
								As of current report	19,537,500	8,626,378,770

Shareholders' equity amount	0
Capital stock amount	30,199,533

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,452,522,387	7,422,322,854

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 17, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	17,183,600	8,628,732,670
17/03/2006	02916	BUY	32,500	29.40	955,500	ACCIV	STOCK		17,216,100	8,628,700,170
17/03/2006	02917	BUY	31,000	29.45	912,950	ACCIV	STOCK		17,247,100	8,628,669,170
17/03/2006	02918	BUY	39,000	29.50	1,150,500	ACCIV	STOCK		17,286,100	8,628,630,170
17/03/2006	02919	BUY	6,900	29.51	203,619	ACCIV	STOCK		17,293,000	8,628,623,270
17/03/2006	02920	BUY	45,000	29.55	1,329,750	ACCIV	STOCK		17,338,000	8,628,578,270
17/03/2006	02921	BUY	25,900	29.57	765,863	ACCIV	STOCK		17,363,900	8,628,552,370
17/03/2006	02922	BUY	24,100	29.60	713,360	ACCIV	STOCK		17,388,000	8,628,528,270
17/03/2006	02923	BUY	35,000	29.80	1,043,000	ACCIV	STOCK		17,423,000	8,628,493,270
17/03/2006	02924	BUY	3,900	29.87	116,493	ACCIV	STOCK		17,426,900	8,628,489,370
17/03/2006	02925	BUY	200,000	29.90	5,980,000	ACCIV	STOCK		17,626,900	8,628,289,370
17/03/2006	02926	BUY	426,800	29.91	12,765,588	ACCIV	STOCK		18,053,700	8,627,862,570
17/03/2006	02927	BUY	75,000	29.95	2,246,250	ACCIV	STOCK		18,128,700	8,627,787,570
17/03/2006	02928	BUY	8,200	29.96	245,672	ACCIV	STOCK		18,136,900	8,627,779,370
17/03/2006	02929	BUY	224,400	30.00	6,732,000	ACCIV	STOCK		18,361,300	8,627,554,970
17/03/2006	02930	BUY	2,800	30.02	84,056	ACCIV	STOCK		18,364,100	8,627,552,170
17/03/2006	02931	BUY	10,000	30.10	301,000	ACCIV	STOCK		18,374,100	8,627,542,170
17/03/2006	02932	BUY	3,300	30.15	99,495	ACCIV	STOCK		18,377,400	8,627,538,870
17/03/2006	02933	BUY	101,500	30.20	3,065,300	ACCIV	STOCK		18,478,900	8,627,437,370
17/03/2006	02934	BUY	20,000	30.25	605,000	ACCIV	STOCK		18,498,900	8,627,417,370
17/03/2006	02935	BUY	38,600	30.30	1,169,580	ACCIV	STOCK		18,537,500	8,627,378,770
								As of current report	18,537,500	8,627,378,770

Shareholders' equity amount	0
Capital stock amount	40,484,976

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,493,007,363	7,452,522,387

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 16, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	14,803,600	8,631,112,670
16/03/2006	02885	BUY	100,000	28.80	2,880,000	ACCIV	STOCK		14,903,600	8,631,012,670
16/03/2006	02886	BUY	104,900	28.90	3,031,610	ACCIV	STOCK		15,008,500	8,630,907,770
16/03/2006	02887	BUY	30,000	28.95	868,500	ACCIV	STOCK		15,038,500	8,630,877,770
16/03/2006	02888	BUY	85,700	29.00	2,485,300	ACCIV	STOCK		15,124,200	8,630,792,070
16/03/2006	02889	BUY	69,400	29.01	2,013,294	ACCIV	STOCK		15,193,600	8,630,722,670
16/03/2006	02890	BUY	28,500	29.05	827,925	ACCIV	STOCK		15,222,100	8,630,694,170
16/03/2006	02891	BUY	61,500	29.10	1,789,650	ACCIV	STOCK		15,283,600	8,630,632,670
16/03/2006	02892	BUY	20,000	29.15	583,000	ACCIV	STOCK		15,303,600	8,630,612,670
16/03/2006	02893	BUY	22,800	29.19	665,532	ACCIV	STOCK		15,326,400	8,630,589,870
16/03/2006	02894	BUY	67,400	29.34	1,977,516	ACCIV	STOCK		15,393,800	8,630,522,470
16/03/2006	02895	BUY	102,200	29.35	2,999,570	ACCIV	STOCK		15,496,000	8,630,420,270
16/03/2006	02896	BUY	18,700	29.36	549,032	ACCIV	STOCK		15,514,700	8,630,401,570
16/03/2006	02897	BUY	53,700	29.38	1,577,706	ACCIV	STOCK		15,568,400	8,630,347,870
16/03/2006	02898	BUY	108,800	29.39	3,197,632	ACCIV	STOCK		15,677,200	8,630,239,070
16/03/2006	02899	BUY	47,900	29.40	1,408,260	ACCIV	STOCK		15,725,100	8,630,191,170
16/03/2006	02900	BUY	20,000	29.41	588,200	ACCIV	STOCK		15,745,100	8,630,171,170
16/03/2006	02901	BUY	20,000	29.42	588,400	ACCIV	STOCK		15,765,100	8,630,151,170
16/03/2006	02902	BUY	202,100	29.45	5,951,845	ACCIV	STOCK		15,967,200	8,629,949,070
16/03/2006	02903	BUY	76,300	29.48	2,249,324	ACCIV	STOCK		16,043,500	8,629,872,770
16/03/2006	02904	BUY	50,000	29.49	1,474,500	ACCIV	STOCK		16,093,500	8,629,822,770
16/03/2006	02905	BUY	447,500	29.50	13,201,250	ACCIV	STOCK		16,541,000	8,629,375,270
16/03/2006	02906	BUY	52,500	29.54	1,550,850	ACCIV	STOCK		16,593,500	8,629,322,770
16/03/2006	02907	BUY	35,200	29.55	1,040,160	ACCIV	SOCIAL		16,628,700	8,629,287,570
16/03/2006	02908	BUY	14,000	29.57	413,980	ACCIV	SOCIAL		16,642,700	8,629,273,570
16/03/2006	02909	BUY	158,900	29.60	4,703,440	ACCIV	SOCIAL		16,801,600	8,629,114,670
16/03/2006	02910	BUY	12,500	29.62	370,250	ACCIV	SOCIAL		16,814,100	8,629,102,170
16/03/2006	02911	BUY	194,000	29.65	5,752,100	ACCIV	SOCIAL		17,008,100	8,628,908,170
16/03/2006	02912	BUY	48,900	29.67	1,450,863	ACCIV	SOCIAL		17,057,000	8,628,859,270
16/03/2006	02913	BUY	33,000	29.69	979,770	ACCIV	SOCIAL		17,090,000	8,628,826,270
16/03/2006	02914	BUY	75,700	29.70	2,248,290	ACCIV	SOCIAL		17,165,700	8,628,750,570
16/03/2006	02915	BUY	17,900	29.80	533,420	ACCIV	SOCIAL		17,183,600	8,628,732,670
								As of current report	17,183,600	8,628,732,670

Shareholders' equity amount	0
Capital stock amount	69,951,169

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,562,958,532	7,493,007,363

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 15, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	13,303,600	8,632,612,670
15/03/2006	02870	BUY	35,500	29.15	1,034,825	ACCIV	STOCK		13,339,100	8,632,577,170
15/03/2006	02871	BUY	69,600	29.16	2,029,536	ACCIV	STOCK		13,408,700	8,632,507,570
15/03/2006	02872	BUY	20,900	29.19	610,071	ACCIV	STOCK		13,429,600	8,632,486,670
15/03/2006	02873	BUY	371,200	29.20	10,839,040	ACCIV	STOCK		13,800,800	8,632,115,470
15/03/2006	02874	BUY	72,600	29.23	2,122,098	ACCIV	STOCK		13,873,400	8,632,042,870
15/03/2006	02875	BUY	72,900	29.24	2,131,596	ACCIV	STOCK		13,946,300	8,631,969,970
15/03/2006	02876	BUY	135,200	29.25	3,954,600	ACCIV	STOCK		14,081,500	8,631,834,770
15/03/2006	02877	BUY	83,400	29.26	2,440,284	ACCIV	STOCK		14,164,900	8,631,751,370
15/03/2006	02878	BUY	24,400	29.27	714,188	ACCIV	STOCK		14,189,300	8,631,726,970
15/03/2006	02879	BUY	50,000	29.28	1,464,000	ACCIV	STOCK		14,239,300	8,631,676,970
15/03/2006	02880	BUY	85,000	29.29	2,489,650	ACCIV	STOCK		14,324,300	8,631,591,970
15/03/2006	02881	BUY	393,900	29.30	11,541,270	ACCIV	STOCK		14,718,200	8,631,198,070
15/03/2006	02882	BUY	30,000	29.36	880,800	ACCIV	STOCK		14,748,200	8,631,168,070
15/03/2006	02883	BUY	20,000	29.37	587,400	ACCIV	STOCK		14,768,200	8,631,148,070
15/03/2006	02884	BUY	35,400	29.40	1,040,760	ACCIV	STOCK		14,803,600	8,631,112,670
								As of current report	14,803,600	8,631,112,670

Shareholders' equity amount	0
Capital stock amount	43,880,118

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,606,838,650	7,562,958,532

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 14, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	11,803,600	8,634,112,670
14/03/2006	02852	BUY	100,000	29.14	2,914,000	ACCIV	STOCK		11,903,600	8,634,012,670
14/03/2006	02853	BUY	268,700	29.15	7,832,605	ACCIV	STOCK		12,172,300	8,633,743,970
14/03/2006	02854	BUY	46,100	29.16	1,344,276	ACCIV	STOCK		12,218,400	8,633,697,870
14/03/2006	02855	BUY	40,200	29.17	1,172,634	ACCIV	STOCK		12,258,600	8,633,657,670
14/03/2006	02856	BUY	24,500	29.18	714,910	ACCIV	STOCK		12,283,100	8,633,633,170
14/03/2006	02857	BUY	103,200	29.19	3,012,408	ACCIV	STOCK		12,386,300	8,633,529,970
14/03/2006	02858	BUY	67,000	29.20	1,956,400	ACCIV	STOCK		12,453,300	8,633,462,970
14/03/2006	02859	BUY	50,000	29.21	1,460,500	ACCIV	STOCK		12,503,300	8,633,412,970
14/03/2006	02860	BUY	37,600	29.22	1,098,672	ACCIV	STOCK		12,540,900	8,633,375,370
14/03/2006	02861	BUY	57,900	29.24	1,692,996	ACCIV	STOCK		12,598,800	8,633,317,470
14/03/2006	02862	BUY	168,200	29.25	4,919,850	ACCIV	STOCK		12,767,000	8,633,149,270
14/03/2006	02863	BUY	103,600	29.26	3,031,336	ACCIV	STOCK		12,870,600	8,633,045,670
14/03/2006	02864	BUY	25,000	29.27	731,750	ACCIV	STOCK		12,895,600	8,633,020,670
14/03/2006	02865	BUY	26,500	29.29	776,185	ACCIV	STOCK		12,922,100	8,632,994,170
14/03/2006	02866	BUY	70,200	29.30	2,056,860	ACCIV	STOCK		12,992,300	8,632,923,970
14/03/2006	02867	BUY	4,600	29.34	134,964	ACCIV	STOCK		12,996,900	8,632,919,370
14/03/2006	02868	BUY	146,300	29.35	4,293,905	ACCIV	STOCK		13,143,200	8,632,773,070
14/03/2006	02869	BUY	160,400	29.40	4,715,760	ACCIV	STOCK		13,303,600	8,632,612,670
								As of current report	13,303,600	8,632,612,670

Shareholders' equity amount	0
Capital stock amount	43,860,011

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,650,698,661	7,606,838,650

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 13, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	10,803,600	8,635,112,670
13/03/2006	02844	BUY	53,600	29.00	1,554,400	ACCIV	STOCK		10,857,200	8,635,059,070
13/03/2006	02845	BUY	25,100	29.03	728,653	ACCIV	STOCK		10,882,300	8,635,033,970
13/03/2006	02846	BUY	50,000	29.05	1,452,500	ACCIV	STOCK		10,932,300	8,634,983,970
13/03/2006	02847	BUY	248,500	29.06	7,221,410	ACCIV	STOCK		11,180,800	8,634,735,470
13/03/2006	02848	BUY	128,200	29.07	3,726,774	ACCIV	STOCK		11,309,000	8,634,607,270
13/03/2006	02849	BUY	329,600	29.10	9,591,360	ACCIV	STOCK		11,638,600	8,634,277,670
13/03/2006	02850	BUY	100,000	29.11	2,911,000	ACCIV	STOCK		11,738,600	8,634,177,670
13/03/2006	02851	BUY	65,000	29.14	1,894,100	ACCIV	STOCK		11,803,600	8,634,112,670
								As of current report	11,803,600	8,634,112,670

Shareholders' equity amount	0
Capital stock amount	29,080,197

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,679,778,858	7,650,698,661

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 10, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	8,800,000	8,637,116,270
10/03/2006	02807	BUY	7,800	28.10	219,180	ACCIV	STOCK		8,807,800	8,637,108,470
10/03/2006	02808	BUY	70,700	28.20	1,993,740	ACCIV	STOCK		8,878,500	8,637,037,770
10/03/2006	02809	BUY	166,800	28.21	4,705,428	ACCIV	STOCK		9,045,300	8,636,870,970
10/03/2006	02810	BUY	6,600	28.22	186,252	ACCIV	STOCK		9,051,900	8,636,864,370
10/03/2006	02811	BUY	100,000	28.25	2,825,000	ACCIV	STOCK		9,151,900	8,636,764,370
10/03/2006	02812	BUY	10,800	28.26	305,208	ACCIV	STOCK		9,162,700	8,636,753,570
10/03/2006	02813	BUY	50,000	28.27	1,413,500	ACCIV	STOCK		9,212,700	8,636,703,570
10/03/2006	02814	BUY	16,500	28.29	466,785	ACCIV	STOCK		9,229,200	8,636,687,070
10/03/2006	02815	BUY	50,000	28.30	1,415,000	ACCIV	STOCK		9,279,200	8,636,637,070
10/03/2006	02816	BUY	5,600	28.31	158,536	ACCIV	STOCK		9,284,800	8,636,631,470
10/03/2006	02817	BUY	26,200	28.35	742,770	ACCIV	STOCK		9,311,000	8,636,605,270
10/03/2006	02818	BUY	33,000	28.38	936,540	ACCIV	STOCK		9,344,000	8,636,572,270
10/03/2006	02819	BUY	140,000	28.40	3,976,000	ACCIV	STOCK		9,484,000	8,636,432,270
10/03/2006	02820	BUY	44,500	28.41	1,264,245	ACCIV	STOCK		9,528,500	8,636,387,770
10/03/2006	02821	BUY	53,000	28.49	1,509,970	ACCIV	STOCK		9,581,500	8,636,334,770
10/03/2006	02822	BUY	90,600	28.50	2,582,100	ACCIV	STOCK		9,672,100	8,636,244,170
10/03/2006	02823	BUY	27,600	28.55	787,980	ACCIV	STOCK		9,699,700	8,636,216,570
10/03/2006	02824	BUY	1,500	28.58	42,870	ACCIV	STOCK		9,701,200	8,636,215,070
10/03/2006	02825	BUY	10,800	28.60	308,880	ACCIV	STOCK		9,712,000	8,636,204,270
10/03/2006	02826	BUY	46,800	28.65	1,340,820	ACCIV	STOCK		9,758,800	8,636,157,470
10/03/2006	02827	BUY	3,200	28.66	91,712	ACCIV	STOCK		9,762,000	8,636,154,270
10/03/2006	02828	BUY	106,800	28.70	3,065,160	ACCIV	STOCK		9,868,800	8,636,047,470
10/03/2006	02829	BUY	18,000	28.72	516,960	ACCIV	SOCIAL		9,886,800	8,636,029,470
10/03/2006	02830	BUY	15,000	28.73	430,950	ACCIV	SOCIAL		9,901,800	8,636,014,470
10/03/2006	02831	BUY	40,000	28.75	1,150,000	ACCIV	SOCIAL		9,941,800	8,635,974,470
10/03/2006	02832	BUY	2,500	28.78	71,950	ACCIV	SOCIAL		9,944,300	8,635,971,970
10/03/2006	02833	BUY	229,400	28.80	6,606,720	ACCIV	SOCIAL		10,173,700	8,635,742,570
10/03/2006	02834	BUY	12,000	28.81	345,720	ACCIV	SOCIAL		10,185,700	8,635,730,570
10/03/2006	02835	BUY	10,200	28.84	294,168	ACCIV	SOCIAL		10,195,900	8,635,720,370
10/03/2006	02836	BUY	49,800	28.85	1,436,730	ACCIV	SOCIAL		10,245,700	8,635,670,570
10/03/2006	02837	BUY	52,000	28.87	1,501,240	ACCIV	SOCIAL		10,297,700	8,635,618,570
10/03/2006	02838	BUY	260,000	28.90	7,514,000	ACCIV	SOCIAL		10,557,700	8,635,358,570
10/03/2006	02839	BUY	9,000	28.91	260,190	ACCIV	SOCIAL		10,566,700	8,635,349,570
10/03/2006	02840	BUY	70,000	28.93	2,025,100	ACCIV	SOCIAL		10,636,700	8,635,279,570
10/03/2006	02841	BUY	99,400	28.95	2,877,630	ACCIV	SOCIAL		10,736,100	8,635,180,170
10/03/2006	02842	BUY	47,500	28.99	1,377,025	ACCIV	SOCIAL		10,783,600	8,635,132,670
10/03/2006	02843	BUY	20,000	29.00	580,000	ACCIV	SOCIAL		10,803,600	8,635,112,670
								As of current report	10,803,600	8,635,112,670

Shareholders' equity amount	0
Capital stock amount	57,326,059

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,737,104,917	7,679,778,858

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: *WALMEX*

DATE: **MARCH 08, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	6,300,000	8,639,616,270
08/03/2006	02782	BUY	5,000	29.05	145,250	ACCIV	STOCK		6,305,000	8,639,611,270
08/03/2006	02783	BUY	4,200	29.06	122,052	ACCIV	STOCK		6,309,200	8,639,607,070
08/03/2006	02784	BUY	100,000	29.08	2,908,000	ACCIV	STOCK		6,409,200	8,639,507,070
08/03/2006	02785	BUY	550,500	29.10	16,019,550	ACCIV	STOCK		6,959,700	8,638,956,570
08/03/2006	02786	BUY	95,000	29.11	2,765,450	ACCIV	STOCK		7,054,700	8,638,861,570
08/03/2006	02787	BUY	20,000	29.12	582,400	ACCIV	STOCK		7,074,700	8,638,841,570
08/03/2006	02788	BUY	289,700	29.15	8,444,755	ACCIV	STOCK		7,364,400	8,638,551,870
08/03/2006	02789	BUY	51,500	29.16	1,501,740	ACCIV	STOCK		7,415,900	8,638,500,370
08/03/2006	02790	BUY	327,200	29.20	9,554,240	ACCIV	STOCK		7,743,100	8,638,173,170
08/03/2006	02791	BUY	136,900	29.21	3,998,849	ACCIV	STOCK		7,880,000	8,638,036,270
08/03/2006	02792	BUY	1,800	29.22	52,596	ACCIV	STOCK		7,881,800	8,638,034,470
08/03/2006	02793	BUY	120,700	29.25	3,530,475	ACCIV	STOCK		8,002,500	8,637,913,770
08/03/2006	02794	BUY	22,000	29.27	643,940	ACCIV	STOCK		8,024,500	8,637,891,770
08/03/2006	02795	BUY	2,000	29.29	58,580	ACCIV	STOCK		8,026,500	8,637,889,770
08/03/2006	02796	BUY	279,600	29.30	8,192,280	ACCIV	STOCK		8,306,100	8,637,610,170
08/03/2006	02797	BUY	113,900	29.32	3,339,548	ACCIV	STOCK		8,420,000	8,637,496,270
08/03/2006	02798	BUY	8,000	29.33	234,640	ACCIV	STOCK		8,428,000	8,637,488,270
08/03/2006	02799	BUY	144,500	29.35	4,241,075	ACCIV	STOCK		8,572,500	8,637,343,770
08/03/2006	02800	BUY	20,000	29.36	587,200	ACCIV	STOCK		8,592,500	8,637,323,770
08/03/2006	02801	BUY	13,000	29.37	381,810	ACCIV	STOCK		8,605,500	8,637,310,770
08/03/2006	02802	BUY	20,000	29.38	587,600	ACCIV	STOCK		8,625,500	8,637,290,770
08/03/2006	02803	BUY	74,500	29.40	2,190,300	ACCIV	STOCK		8,700,000	8,637,216,270
08/03/2006	02804	BUY	22,600	29.41	664,666	ACCIV	SOCIAL		8,722,600	8,637,193,670
08/03/2006	02805	BUY	34,900	29.45	1,027,805	ACCIV	SOCIAL		8,757,500	8,637,158,770
08/03/2006	02806	BUY	42,500	29.50	1,253,750	ACCIV	SOCIAL		8,800,000	8,637,116,270
								As of current report	8,800,000	8,637,116,270

Shareholders' equity amount	0
Capital stock amount	73,028,551

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,810,133,468	7,737,104,917

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 07, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	4,300,000	8,641,616,270
07/03/2006	02753	BUY	4,300	29.10	125,130	ACCIV	STOCK		4,304,300	8,641,611,970
07/03/2006	02754	BUY	99,000	29.15	2,885,850	ACCIV	STOCK		4,403,300	8,641,512,970
07/03/2006	02755	BUY	35,000	29.17	1,020,950	ACCIV	STOCK		4,438,300	8,641,477,970
07/03/2006	02756	BUY	38,000	29.19	1,109,220	ACCIV	STOCK		4,476,300	8,641,439,970
07/03/2006	02757	BUY	150,000	29.20	4,380,000	ACCIV	STOCK		4,626,300	8,641,289,970
07/03/2006	02758	BUY	10,000	29.31	293,100	ACCIV	STOCK		4,636,300	8,641,279,970
07/03/2006	02759	BUY	75,200	29.40	2,210,880	ACCIV	STOCK		4,711,500	8,641,204,770
07/03/2006	02760	BUY	45,000	29.45	1,325,250	ACCIV	STOCK		4,756,500	8,641,159,770
07/03/2006	02761	BUY	7,300	29.48	215,204	ACCIV	STOCK		4,763,800	8,641,152,470
07/03/2006	02762	BUY	375,100	29.50	11,065,450	ACCIV	STOCK		5,138,900	8,640,777,370
07/03/2006	02763	BUY	50,000	29.51	1,475,500	ACCIV	STOCK		5,188,900	8,640,727,370
07/03/2006	02764	BUY	43,100	29.52	1,272,312	ACCIV	STOCK		5,232,000	8,640,684,270
07/03/2006	02765	BUY	25,000	29.53	738,250	ACCIV	STOCK		5,257,000	8,640,659,270
07/03/2006	02766	BUY	7,500	29.54	221,550	ACCIV	STOCK		5,264,500	8,640,651,770
07/03/2006	02767	BUY	271,400	29.55	8,019,870	ACCIV	STOCK		5,535,900	8,640,380,370
07/03/2006	02768	BUY	50,000	29.56	1,478,000	ACCIV	STOCK		5,585,900	8,640,330,370
07/03/2006	02769	BUY	24,900	29.57	736,293	ACCIV	STOCK		5,610,800	8,640,305,470
07/03/2006	02770	BUY	30,400	29.59	899,536	ACCIV	STOCK		5,641,200	8,640,275,070
07/03/2006	02771	BUY	304,800	29.60	9,022,080	ACCIV	STOCK		5,946,000	8,639,970,270
07/03/2006	02772	BUY	40,300	29.64	1,194,492	ACCIV	STOCK		5,986,300	8,639,929,970
07/03/2006	02773	BUY	112,200	29.65	3,326,730	ACCIV	STOCK		6,098,500	8,639,817,770
07/03/2006	02774	BUY	1,000	29.66	29,660	ACCIV	STOCK		6,099,500	8,639,816,770
07/03/2006	02775	BUY	50,000	29.67	1,483,500	ACCIV	SOCIAL		6,149,500	8,639,766,770
07/03/2006	02776	BUY	10,000	29.68	296,800	ACCIV	SOCIAL		6,159,500	8,639,756,770
07/03/2006	02777	BUY	80,000	29.70	2,376,000	ACCIV	SOCIAL		6,239,500	8,639,676,770
07/03/2006	02778	BUY	18,000	29.72	534,960	ACCIV	SOCIAL		6,257,500	8,639,658,770
07/03/2006	02779	BUY	1,500	29.76	44,640	ACCIV	SOCIAL		6,259,000	8,639,657,270
07/03/2006	02780	BUY	10,000	29.79	297,900	ACCIV	SOCIAL		6,269,000	8,639,647,270
07/03/2006	02781	BUY	31,000	29.80	923,800	ACCIV	SOCIAL		6,300,000	8,639,616,270
					-	ACCIV	SOCIAL		6,300,000	8,639,616,270
								As of current report	6,300,000	8,639,616,270

Shareholders' equity amount	0
Capital stock amount	59,002,907

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,869,136,375	7,810,133,468

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 06, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	2,300,000	8,643,616,270
06/03/2006	02727	BUY	15,000	29.60	444,000	ACCIV	STOCK		2,315,000	8,643,601,270
06/03/2006	02728	BUY	117,800	29.70	3,498,660	ACCIV	STOCK		2,432,800	8,643,483,470
06/03/2006	02729	BUY	72,000	29.80	2,145,600	ACCIV	STOCK		2,504,800	8,643,411,470
06/03/2006	02730	BUY	220,200	30.00	6,606,000	ACCIV	STOCK		2,725,000	8,643,191,270
06/03/2006	02731	BUY	70,000	30.05	2,103,500	ACCIV	STOCK		2,795,000	8,643,121,270
06/03/2006	02732	BUY	25,000	30.09	752,250	ACCIV	STOCK		2,820,000	8,643,096,270
06/03/2006	02733	BUY	180,000	30.10	5,418,000	ACCIV	STOCK		3,000,000	8,642,916,270
06/03/2006	02734	BUY	40,000	30.12	1,204,800	ACCIV	STOCK		3,040,000	8,642,876,270
06/03/2006	02735	BUY	54,200	30.20	1,636,840	ACCIV	STOCK		3,094,200	8,642,822,070
06/03/2006	02736	BUY	25,000	30.29	757,250	ACCIV	STOCK		3,119,200	8,642,797,070
06/03/2006	02737	BUY	50,000	30.30	1,515,000	ACCIV	STOCK		3,169,200	8,642,747,070
06/03/2006	02738	BUY	20,000	30.38	607,600	ACCIV	STOCK		3,189,200	8,642,727,070
06/03/2006	02739	BUY	10,800	30.39	328,212	ACCIV	STOCK		3,200,000	8,642,716,270
06/03/2006	02740	BUY	100,000	30.40	3,040,000	ACCIV	STOCK		3,300,000	8,642,616,270
06/03/2006	02741	BUY	50,000	30.60	1,530,000	ACCIV	STOCK		3,350,000	8,642,566,270
06/03/2006	02742	BUY	32,500	30.63	995,475	ACCIV	STOCK		3,382,500	8,642,533,770
06/03/2006	02743	BUY	115,200	30.65	3,530,880	ACCIV	STOCK		3,497,700	8,642,418,570
06/03/2006	02744	BUY	36,900	30.66	1,131,354	ACCIV	STOCK		3,534,600	8,642,381,670
06/03/2006	02745	BUY	34,200	30.67	1,048,914	ACCIV	STOCK		3,568,800	8,642,347,470
06/03/2006	02746	BUY	87,700	30.68	2,690,636	ACCIV	STOCK		3,656,500	8,642,259,770
06/03/2006	02747	BUY	100	30.69	3,069	ACCIV	STOCK		3,656,600	8,642,259,670
06/03/2006	02748	BUY	462,500	30.70	14,198,750	ACCIV	STOCK		4,119,100	8,641,797,170
06/03/2006	02749	BUY	35,800	30.72	1,099,776	ACCIV	SOCIAL		4,154,900	8,641,761,370
06/03/2006	02750	BUY	23,100	30.73	709,863	ACCIV	SOCIAL		4,178,000	8,641,738,270
06/03/2006	02751	BUY	54,300	30.74	1,669,182	ACCIV	SOCIAL		4,232,300	8,641,683,970
06/03/2006	02752	BUY	67,700	30.75	2,081,775	ACCIV	SOCIAL		4,300,000	8,641,616,270
								As of current report	4,300,000	8,641,616,270

Shareholders' equity amount	0
Capital stock amount	60,747,386

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,929,883,761	7,869,136,375

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 03, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	800,000	8,645,116,270
03/03/2006	02716	BUY	46,400	30.40	1,410,560	UBS	STOCK		846,400	8,645,069,870
03/03/2006	02717	BUY	182,500	30.45	5,557,125	UBS	STOCK		1,028,900	8,644,887,370
03/03/2006	02718	BUY	26,400	30.46	804,144	UBS	STOCK		1,055,300	8,644,860,970
03/03/2006	02719	BUY	38,200	30.47	1,163,954	UBS	STOCK		1,093,500	8,644,822,770
03/03/2006	02720	BUY	8,000	30.49	243,920	UBS	STOCK		1,101,500	8,644,814,770
03/03/2006	02721	BUY	736,700	30.50	22,469,350	UBS	STOCK		1,838,200	8,644,078,070
03/03/2006	02722	BUY	25,000	30.53	763,250	UBS	STOCK		1,863,200	8,644,053,070
03/03/2006	02723	BUY	169,900	30.54	5,188,746	UBS	STOCK		2,033,100	8,643,883,170
03/03/2006	02724	BUY	167,000	30.55	5,101,850	UBS	STOCK		2,200,100	8,643,716,170
03/03/2006	02725	BUY	49,900	30.58	1,525,942	UBS	STOCK		2,250,000	8,643,666,270
03/03/2006	02726	BUY	50,000	30.59	1,529,500	UBS	STOCK		2,300,000	8,643,616,270
								As of current report	2,300,000	8,643,616,270

Shareholders' equity amount	0
Capital stock amount	45,758,341

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,975,642,102	7,929,883,761

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 02, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	300,000	8,645,616,270
02/03/2006	02703	BUY	35,000	30.40	1,064,000	ACCIV	STOCK		335,000	8,645,581,270
02/03/2006	02704	BUY	5,000	30.41	152,050	ACCIV	STOCK		340,000	8,645,576,270
02/03/2006	02705	BUY	35,000	30.42	1,064,700	ACCIV	STOCK		375,000	8,645,541,270
02/03/2006	02706	BUY	30,200	30.45	919,590	ACCIV	STOCK		405,200	8,645,511,070
02/03/2006	02707	BUY	10,000	30.46	304,600	ACCIV	STOCK		415,200	8,645,501,070
02/03/2006	02708	BUY	17,800	30.47	542,366	ACCIV	STOCK		433,000	8,645,483,270
02/03/2006	02709	BUY	16,500	30.48	502,920	ACCIV	STOCK		449,500	8,645,466,770
02/03/2006	02710	BUY	24,800	30.49	756,152	ACCIV	STOCK		474,300	8,645,441,970
02/03/2006	02711	BUY	117,200	30.50	3,574,600	ACCIV	STOCK		591,500	8,645,324,770
02/03/2006	02712	BUY	4,000	30.54	122,160	ACCIV	STOCK		595,500	8,645,320,770
02/03/2006	02713	BUY	118,400	30.55	3,617,120	ACCIV	STOCK		713,900	8,645,202,370
02/03/2006	02714	BUY	36,100	30.60	1,104,660	ACCIV	STOCK		750,000	8,645,166,270
02/03/2006	02715	BUY	50,000	30.65	1,532,500	ACCIV	STOCK		800,000	8,645,116,270
								As of current report	800,000	8,645,116,270

Shareholders' equity amount	0
Capital stock amount	15,257,418

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,990,899,520	7,975,642,102

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
8 2 - 4 6 0 9

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MARCH 01, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	-	8,810,188,679
01/03/2006	02689	BUY	15,000	30.15	452,250	ACCIV	STOCK		15,000	8,810,173,679
01/03/2006	02690	BUY	35,000	30.20	1,057,000	ACCIV	STOCK		50,000	8,810,138,679
01/03/2006	02691	BUY	18,000	30.24	544,320	ACCIV	STOCK		68,000	8,810,120,679
01/03/2006	02692	BUY	78,000	30.25	2,359,500	ACCIV	STOCK		146,000	8,810,042,679
01/03/2006	02693	BUY	20,500	30.26	620,330	ACCIV	STOCK		166,500	8,810,022,179
01/03/2006	02694	BUY	17,300	30.30	524,190	ACCIV	STOCK		183,800	8,810,004,879
01/03/2006	02695	BUY	4,000	30.31	121,240	ACCIV	STOCK		187,800	8,810,000,879
01/03/2006	02696	BUY	1,200	30.35	36,420	ACCIV	STOCK		189,000	8,809,999,679
01/03/2006	02697	BUY	26,000	30.40	790,400	ACCIV	STOCK		215,000	8,809,973,679
01/03/2006	02698	BUY	15,000	30.41	456,150	ACCIV	STOCK		230,000	8,809,958,679
01/03/2006	02699	BUY	15,400	30.50	469,700	ACCIV	STOCK		245,400	8,809,943,279
01/03/2006	02700	BUY	15,000	30.53	457,950	ACCIV	STOCK		260,400	8,809,928,279
01/03/2006	02701	BUY	14,600	30.55	446,030	ACCIV	STOCK		275,000	8,809,913,679
01/03/2006	02702	BUY	25,000	30.60	765,000	ACCIV	STOCK		300,000	8,809,888,679
								As of current report	300,000	8,809,888,679

Shareholders' equity amount	0
Capital stock amount	9,100,480

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
8,000,000,000	7,990,899,520

Issuer's Comments

On february 9, 2006 the Board of Director agreed to have a split of two new shares for each existing share. Shareholders approved to cancel 201,523,800 shares from the share repurchase program, that were considered as treasury stock. Shareholders approved an amount of $8,000,000,000.00 pesos as the maximum amount that the company may use in repurchase of shares during 2006.
Shareholders approved a dividend that shareholders choice will paid in cash, or in stock.For proposed of then, 164,272,409 common ordinary share were issued solely for payment of the stock dividend to shareholders decide and declared. Dividend shall be paid on april 7, 2006.
Those share that are not subscribed and delivered to the shareholders shall be canceled.